Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Three Months

Ended December 31, 2014 and Announces its First United States Patent Application

BEIJING--/PRNewswire/--February 5, 2015--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2014. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

BIOTECHNOLOGY PROGRESS

During the first quarter of fiscal year 2015, we submitted a patent application to the United States Patent and Trademark Office for our glyphosate-resistant technologies. In addition, we have also applied for a patent in Brazil for similar biotechnologies. The patent applications are listed below. We believe these patents will strengthen further our leading position in the genetically modified seed technologies in China and will allow us to expand our biotechnology position in the international seed market.

Patent/Patent Application number	Patent/Patent application title	Date applied	Country
14/391,948	SYNTHETIC GLYPHOSATE-RESISTANT GENE AND USE THEREOF	Oct 10, 2014	US
1120140255296	GENE DE RESISTÊNCIA AO GLIFOSATO SINTÉTICO E USO DO MESMO	Oct 13, 2014	Brazil

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal year 2015, the Company generated revenues of RMB15.6 million (US$2.5 million), compared with revenues of RMB 20.4 million in the three months ended December 31, 2013. The revenues of this quarter largely represented the sales from canola seeds and the decrease was mainly due to increasing competition in the canola seed business and our short supply of a main canola seed product. .

Deferred revenues were RMB329.0 million (US$53.8 million) as of December 31, 2014, compared with RMB312.6 million as of December 31, 2013. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross profit for the three months ended December 31, 2014 was RMB 7.8 million (US$1.3 million), compared with RMB10.1 million in the same period of the prior year.

Total operating expenses for the first quarter ended December 31, 2014 were RMB30.3 million (US$4.9 million), compared with RMB 34.4 million reported for the same period in fiscal year 2014. Selling and marketing expenses were RMB14.2 million (US$2.3 million) for the first quarter of fiscal 2015, compared to RMB16.3 million for the same period last year. General and administrative expenses were RMB8.9 million (US$1.4 million) for the first quarter ended December 31, 2014, down by 16.0% from RMB10.5 million one year ago. The decline was mainly due to the continued implementation of measures to control our expenses. Research and development expenses were RMB11.8 million (US$1.9 million) in the first quarter of fiscal 2015, compared with RMB10.2 million for the same quarter last year, which in part reflects our efforts to expand our intellectual property portfolio.

Operating loss for the first quarter of fiscal 2015 was RMB22.5 million (US$3.7million), compared with operating loss of RMB 24.3 million for the same period in fiscal 2014.

Net loss attributable to Origin Agritech Limited for the first quarter of fiscal 2014 was RMB29.5 million (US$4.8 million), or net loss per basic and diluted share of RMB1.30 (US$0.21), compared with net loss of RMB31.0 million, or net loss per basic and diluted share of RMB1.36 in the same period one year ago.

BALANCE SHEET

As of December 31, 2014, cash and cash equivalents were RMB82.3 million (US$13.4 million) and shareholders' equity was RMB227.8 million (US$37.2 million). The Company had short-term loans of RMB245 million (US$40.0 million) and total long-term borrowing of RMB52.0 million (US$8.5 million). Short-term loans were mainly used for the working capital, while long-term borrowings of bank loans were used for financing the construction of the Xinjiang Origin corn seed production facilities.

Advances from customers were RMB126.2 million (US$20.6 million) as of December 31, 2014. These advances represent cash receipts for orders in the upcoming selling season.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended December 31,
	2013	2014
	RMB	RMB	USD

Revenues	20,368	15,590	2,542
Cost of revenues	(10,317)	(7,788)	(1,270)
Gross profit	10,051	7,802	1,272
Operating expenses:
Selling and marketing	(16,269)	(14,183)	(2,313)
General and administrative	(10,547)	(8,862)	(1,445)
Research and development	(10,185)	(11,775)	(1,920)
Other operating income, net	2,604	4,553	742
Total operating expenses	(34,397)	(30,267)	(4,936)

Loss from operations	(24,346)	(22,465)	(3,664)
Interest expense	(4,177)	(4,574)	(746)
Share of net loss of equity investment	(279)	-	-
Interest income	258	26	4
Loss before income taxes	(28,544)	(27,013)	(4,406)
Income tax expense
Current	-	(1,203)	(196)
Deferred	-	-	-
Income tax expense	-	(1,203)	(196)
Net loss	(28,544)	(28,216)	(4,602)
Less: Net income attributable to the non-controlling interests	2,485	1,287	210

Net loss attributable to Origin Agritech Limited	(31,028)	(29,503)	(4,812)
Other comprehensive loss
Net loss	(28,544)	(28,216)	(4,602)
Foreign currency translation difference	572	401	65
Comprehensive loss	(27,972)	(27,815)	(4,537)
Less: Comprehensive income attributable to non-controlling interests	2,485	1,287	210
Comprehensive loss attributable to Origin Agritech Limited	(30,457)	(29,102)	(4,747)

Net loss attributable to Origin Agritech Limited per share – basic	(1.36)	(1.30)	(0.21)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.36)	(1.30)	(0.21)

Shares used in calculating basic and diluted net loss per share	22,743,853	22,738,541	22,738,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	12/31/2013	9/30/2014	12/31/2014	12/31/2014
	RMB	RMB	RMB	US$

ASSETS
Current Assets
Cash and cash equivalents	146,075	46,268	82,250	13,442
Restricted cash	-	15,670	14,350	2,345
Accounts receivable	2,835	1,021	2,965	484
Due from related parties	3,200	2,698	5,200	850
Advances to suppliers	9,751	17,751	10,625	1,736
Advances to growers	9,243	20,759	1,903	311
Inventories	733,102	516,368	636,787	104,067
Income tax recoverable	1,163	48	48	8
Other current assets	5,873	4,368	4,323	707
Total current assets	911,242	624,951	758,451	123,950
Restricted cash	14,350	-	-	-
Land use rights, net	35,101	31,799	32,130	5,251
Plant and equipment, net	353,300	338,526	334,899	54,731
Equity investments	24,615	18,721	23,721	3,877
Goodwill	11,973	11,973	11,973	1,957
Acquired intangible assets, net	22,139	34,891	33,882	5,537
Other assets	9,609	4,009	3,502	572
Total assets	1,382,329	1,064,870	1,198,558	195,875
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	267,194	225,000	245,000	40,039
Current portion of long-term borrowings	16,500	33,805	32,488	5,309
Accounts payable	15,499	4,525	15,514	2,535
Due to growers	99,362	17,943	57,862	9,456
Due to related parties	6,216	11,711	11,469	1,874
Advances from customers	221,584	324,645	126,201	20,625
Deferred revenues	312,561	19,029	328,975	53,763
Income tax payable	39,060	-	1,203	197
Other payables and accrued expenses	48,370	67,953	58,926	9,630
Total current liabilities	1,026,346	704,611	877,638	143,428
Long-term borrowings	42,523	31,023	19,523	3,191
Other long-term liability	22,573	19,649	18,689	3,054
Total liabilities	1,091,442	755,283	915,850	149,673
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,016,163 and 24,016,163 shares issued as of December 31, 2013, September 30, 2014 and December 31, 2014;
22,738,541, 22,738,541 and 22,738,541 shares outstanding as of
December 31, 2013, September 30, 2014 and December 31, 2014)	-	-	-	-
Additional paid-in capital	399,947	400,888	401,824	65,668
Accumulated deficit	(124,501)	(103,000)	(132,503)	(21,654)
Treasury stock at cost (1,277,622, 1,277,622 and 1,277,622 shares as of December 31, 2013, September 30, 2014 and December 31, 2014)	(37,429)	(37,445)	(37,445)	(6,119)
Accumulated other comprehensive loss	(3,818)	(4,446)	(4,045)	(661)
Total Origin Agritech Limited shareholders’ equity	234,199	255,997	227,831	37,234

Non-controlling interests	56,688	53,590	54,877	8,968
Total equity	290,887	309,587	282,708	46,202

Total liabilities and equity	1,382,329	1,064,870	1,198,558	195,875

CONTACT:

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536